                                                                                                                                                                                                    450 Wireless Blvd.

                                                                                                                                                                                                    Hauppauge, New York 11788

NORTHERN LIGHTS FUND TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

                                                                                                                                                                                                                                                                    January 15, 2008

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust (the “Registrant”), on behalf of the Anchor Multi-Strategy Growth Fund (the “Fund”)

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Ash on Thursday, December 27, 2007, with respect to the above-referenced filing (“December 7, 2007 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  The changes will be reflected in a subsequent filing pursuant to Rule 497, unless you request a marked copy for your review prior to the effective date of the registration statement.

Prospectus

Comment 1:

Under “Investment Objective,” it states that “as a secondary objective, the fund seeks to provide low correlation to and less volatility than equity indices.” Please specify the equity indices that are being referred to in this disclosure.

Response:	After discussions with the Adviser, the Registrant has opted to delete the secondary investment objective.
Comment 2:

Under “Principal Investment Strategies,” it states that “the Fund seeks to invest in multiple quantitative strategies.”  A fund does not invest in strategies; it uses strategies to invest in securities.  Please re-word this sentence.

Response:	The sentence has been revised to read as follows: "The Fund seeks to invest in multiple types of securities that, in the opinion of the Adviser will provide enhanced risk adjusted returns".
Comment 3:

In the “Principal Investment Strategies” section, the phrase “will provide enhanced risk-adjusted returns” seems to be promissory and violates Rule 156(b)(2) of the Securities Act of 1933, which states that you cannot guarantee future performance.  Please remove this phrase or re-word it to include “the adviser believes…” or something similar thereto.

Response:	Please see the revised disclosure included in response to Comment 2 above.
Comment 4:	In the “Principal Investment Strategies” section, please provide examples of the quantitative and qualitative factors that the adviser reviews when evaluating investment strategies.
Response:	As the process for evaluating the various strategies is discussed adequately in preceding paragraphs, the Registrant has omitted the references to the "qualitative and quantitative factors".
Comment 5:	In the “Principal Investment Strategies” section, the second sentence of the second paragraph is confusing. Please re-word it in plain English.
Response:

After reviewing the disclosure, the Adviser is of the opinion that the sentence in question provides little helpful information to the reader and therefore has opted to delete the sentence in question.  The sentence before and after the sentence in question provide adequate information regarding the risk-adjusted return focus.

Comment 6:

Under “Principal Investment Strategies,” the first sentence of the third paragraph states that “the Fund may invest and trade in a wide range of instruments…”  It seems redundant to use both terms.  Please delete either “invest” or “trade.”

Response:	The phrase "and trade" has been deleted.
Comment 7:

In the “Principal Investment Strategies” section, the third paragraph states that the Fund intends to invest in “currencies, financial futures, and fixed income and other debt-related instruments.”  To what extent does the Fund intend to invest in these types of securities? Unless these investments are part of the Fund’s principal investment strategy, this should be stated elsewhere in the prospectus.

Response:

As the Adviser does not intend to trade in currencies, financial futures, or fixed income or other debt-related instruments, these references have been deleted from the disclosure.  The Adviser indicates that as assets in the Fund grow, it may invest in index futures.  Reference to index futures being possible investment options has been retained in the paragraph in question.

Comment 8:	In the “Principal Investment Strategies - Long Equity Strategy” section, please explain what capitalize means.
Response:

In response to Comments 8, 9 and 10, the Registrant has rewritten the paragraph in question as follows:

"Long Equity Strategy – Invests in underpriced equity securities during positive market trends, and may concentrate in certain markets, company sizes, or geographical areas. Some of the attributes the advisor utilizes to determine whether securities are underpriced and/or exhibiting positive market trends are:

•

Superior price performance relative to U.S. equity market indexes such as the S&P 500 Index

•

Lower volatility relative to performance

•

Above average expected growth rates in revenues and/or earnings

•

Relatively high return on capital and/or equity"

Comment 9:	In the “Principal Investment Strategies - Long Equity Strategy” section, please explain how the Adviser determines underpriced equity securities and positive market trends.
Response:	Please see the response to Comment 8 above.
Comment 10:

Under “Principal Investment Strategies - Long Equity Strategy,” it states that “the adviser assesses risk and opportunity on an absolute, not an index-relative basis.”  Please re-word this phrase in plain English.

Response:	Please see the response to Comment 8 above.
Comment 11:	In the “Principal Investment Strategies – Long/Short or Hedged Equity” section, please add a statement that explains the difference between a long investment and a short investment.
Response:

The following two sentences have been added to the "Principal Investment Strategies – Long/Short or Hedged Equity" section:

"A "long position" is the buying of a security such as a stock or exchange traded fund, with the expectation that the asset will rise in value. A "short position" is the sale of a borrowed security with the expectation that the asset will fall in value."

Comment 12:	In the “Principal Investment Strategies – Long/Short or Hedged Fixed Income Strategy” section, please provide an example of a fixed income index based exchange traded fund.
Response:

The following sentence has been added to the "Principal Investment Strategies – Long/Short or Hedged Fixed Income Strategy" section:

"Examples of fixed income index-based exchange trades funds incluse, but are not limited to: iShares Lehman 3-7 Year Treasury Bond (IEF), iShares Lehman 10-20 Year Treasury Bond Fund (TLH), iShares Lehman 20+ Year Treasury Bond Fund (TLT) and iShares iBoxx Investment Grade Corporate Bond Fund (LQD).  However, the Fund will not necessarily hold shares of these specific exchange traded funds."

Comment 13:	In the “Principal Investment Strategies – Global Macro” section, please explain what “changes in global index performance” means.
Response:

The following has been added as a new first sentence in the section entitled "Principal Investment Strategies – Global Macro":

"seeks to profit from rising and falling global equity index prices, currencies, commodity prices, and market volatility. The Adviser seeks to execute this strategy by creating portfolios that include, but are not limited to, one or more of the following directional and/or non-directional positions: directional international equity index trades, directional currency trades, directional commodity trades, currency spread trades, and volatility arbitrage spread trades."

Comment 14:	In the “Principal Investment Strategies – Global Macro” section, please move the third sentence to later in the paragraph.
Response:	The sentence was moved as requested.
Comment 15:

Under “Principal Investment Strategies – Sector and/or Country Rotation,” it states that the Fund “seeks to profit from dynamic changes in the U.S. economy…”  Please define “dynamic changes” and provide an example if possible.

Response:

The Registrant has removed the word "dynamic" from the sentence in question.  The Adviser is of the opinion that referring to changes in the U.S. economy and global index prices is adequately specific so potential shareholders understand the  basis for sector and country rotation.  Indicating that such changes are dynamic adds no relevant information to the disclosure.

Comment 16:

Under “Principal Investment Strategies,” the first sentence of the last paragraph states that “the Fund's equity investments will consist primarily of common stocks, exchange traded funds (ETFs) and closed-end funds.”  If the Fund’s primary investments include the other types of instruments mentioned in the third paragraph of this section (currencies, financial futures, and fixed income and other debt-related instruments), please add further disclosure of said investments.

Response:	Please see the response to Comment 7 wherein it is explained that certain other investments have been deleted from the list of possible investment options.
Comment 17:

Under “FEES AND EXPENSES,” the last sentence of the second footnote to the expense table states that “SEC regulations require that this payment be disclosed as an expense of the Fund.”  Irrespective of what certain SEC regulations require, dividend expense on short sales is still an expense of the Fund.  Please re-word or delete this sentence.

Response:

The sentence in the footnote that states "SEC regulations require that this payment be disclosed as an expense of the Fund", has been replaced with the following sentence:

"This obligation is an expense of the Fund."

Comment 18:

In the “ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS - Investment Objective” section, please specify the equity indices that are being referred to in the Fund’s secondary investment objective.

Response:	As indicated in the response to Comment 1, the secondary investment objective has been deleted.
Comment 19:

Under the “ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS – Implementation of Investment Objective,” the first sentence of the first paragraph states that “equity securities of U.S. issuers are the Fund’s primary investments.”  Please move this statement to the Principal Investments Strategies section.

Response:	The applicable sentence has been copied to Item 2.
Comment 20:	Under the “ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS – Additional Risks: Tax Inefficiency Risk,” please move this disclosure to the Principal Risks section.
Response:

After discussions with the Adviser, the Registrant determined that the Tax Inefficiency Risk disclosure may not be applicable to the Fund.  Therefore, the Registrant has included new disclosure related to the probably high portfolio turnover and the risks associated therewith.  In addition, the new paragraph has been moved to the Principal Risk section as requested.

Comment 21:	In the “INVESTMENT ADVISOR – Portfolio Managers” section, please move the Adviser’s assets under management disclosure to the description of the Investment Adviser in the preceding section.
Response:	The assets under management information has been moved to the preceding section.
Comment 22:	Under “REDEMPTIONS - When Redemption Are Sent,” please delete language that requires the shareholder to resubmit the redemption request once the check has cleared.
Response:

This language under "When Redemption Are Sent,” has been revised as follows:

“If you purchase shares using a check and soon after request a redemption, your redemption will not be processed until the check for your purchase has cleared (usually within 10 days).”

Statement of Additional Information

Comment 23:

Under “INVESTMENT RESTRICTIONS – Illiquid Investments,” it states that “the Fund will not invest 15% or more of its net assets in securities for which there are legal or contractual restrictions on resale and other illiquid securities.  Please change “invest” to “hold” or insert the phrase “with the exception of number four…” to the beginning of the next paragraph.

Response:	Under “INVESTMENT RESTRICTIONS – Illiquid Investments,” the word "invest" has been changed to "hold".

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Fund Trust